ANNUAL MEETING OF SHAREHOLDERS
NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

Baytex Energy Corp. ("Baytex") has chosen to use the notice and access model for delivery of meeting materials to its shareholders. Under notice and access, shareholders still receive a proxy or voting instruction form enabling them to vote at the shareholders' meeting. However, instead of receiving a paper copy of the Information Circular, shareholders receive this notice explaining how to access such materials electronically.
MEETING DATE AND LOCATION

WHEN:        Thursday, May 7, 2020 at 3:00 p.m. (Calgary time)
WHERE:        Devonian Room
Calgary Petroleum Club
319 – 5th Avenue S.W.
Calgary, Alberta

In view of the current COVID-19 outbreak, we encourage shareholders to not attend the meeting in person, particularly if they are experiencing any of the described COVID-19 symptoms of fever, cough or difficulty breathing.  Access to the meeting will, subject to our by-laws, be limited to essential personnel and registered shareholders and proxyholders entitled to attend and vote at the meeting. We may take additional precautionary measures in relation to the meeting in response to further developments with the COVID-19 outbreak.  In the event it is not possible or advisable to hold the meeting in person, we will announce alternative arrangements for the meeting as promptly as practicable, which may include postponement of the meeting or holding the meeting entirely by electronic means, telephone or other communication facilities.

VOTING MATTERS

Election of Directors: Shareholders will be asked to elect eight (8) directors for the ensuing year. Information respecting the election of directors can be found in the Information Circular under "Election of Directors".
Appointment of Auditors: Shareholders will be asked to appoint KPMG LLP as Baytex's auditors for the ensuing year, and authorize Baytex's directors to fix their remuneration. Information respecting the appointment of KPMG LLP can be found in the Information Circular under "Appointment of Auditors".
Say on Pay: Shareholders will be asked to approve a non-binding advisory resolution regarding Baytex's approach to executive compensation, which is more fully described in the Information Circular under "Advisory Vote on Executive Compensation".
SHAREHOLDERS ARE REMINDED TO VIEW THE MEETING MATERIALS PRIOR TO VOTING.

WEBSITES WHERE MEETING MATERIALS ARE POSTED

The meeting materials can be viewed online at www.sedar.com or at the following URL:
http://www.baytexenergy.com/investor/agm

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS
Shareholders may request that a paper copy of the meeting materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Information Circular was filed on SEDAR by:

•	Calling 1-800-524-5521; or

•	Sending an email to investor@baytexenergy.com
If you request materials before the Meeting, the Information Circular will be sent to you at no charge within 3 business days of receiving your request. To receive the Information Circular before the voting deadline for the Meeting of 3:00 p.m. (Calgary time) on May 5, 2020, your request must be received no later than Wednesday, April 22, 2020. Please note that you will not receive another form of proxy or voting instruction form, so please keep the one you received with this notice.
If you request materials on the date of the Meeting or in the year following the filing of the Information Circular, it will be sent to you within 10 calendar days of receiving your request. Following the Meeting, the documents will remain available at the websites listed above for a period of at least one year.
Baytex has determined that only those shareholders with existing instructions on their account to receive paper material will receive a paper copy of the Information Circular with this notification.
VOTING
There are several convenient ways to vote your shares including online and via telephone. You will find attached to this notice a form of proxy or a voting instruction form containing detailed instructions on how to vote your shares. If you wish to attend and vote at the Meeting, please follow the instructions found in the enclosed form of proxy or voting instruction form. You are reminded to view the Meeting materials prior to voting.

	Beneficial Shareholder Shares held with a broker, bank or other intermediary	Registered Shareholders Shares held in own name and represented by a physical certificate
Internet:	www.proxyvote.com	www.investorvote.com
Phone or Fax:	Call or fax to the number(s) listed on your voting instruction form	Phone: 1-866-732-8683 Fax: 1-866-249-7775
Mail:	Return the voting instruction form in the enclosed postage paid envelope	Return the form of proxy in the enclosed postage paid envelope
Please submit your vote well in advance of the proxy deposit deadline of
3:00 p.m. (Calgary time) on Tuesday, May 5, 2020.

BOARD RECOMMENDATION

The Board of Directors of Baytex unanimously recommends that Shareholders VOTE FOR all of the proposed resolutions.

If you have questions or require assistance with voting, please contact Baytex's proxy solicitation agent:
Laurel Hill Advisory Group
North American Toll-Free Number: 1-877-452-7184
Collect Calls Outside North America: 416-304-0211
Email: assistance@laurelhill.com